Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Pension Committee of

The Allied Irish Bank Capital Accumulation Retirement Plan and Trust:

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-122065) of Allied Irish Bank, p.l.c. of our report dated June 28, 2010, relating to the statements of net assets available for plan benefits of The Allied Irish Bank Capital Accumulation Retirement Plan and Trust as of December 31, 2009 and 2008, and the related statements of changes in net assets available for plan benefits for the years then ended, and the related supplemental schedule, schedule H, line 4i — schedule of assets (Held at End of Year) as of December 31, 2009, which report appears in the December 31, 2009 annual report on Form 11-K of The Allied Irish Bank Capital Accumulation Retirement Plan and Trust.

/s/ KPMG

New York, New York

June 28, 2010